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                                        Global Markets & Investment Banking

                                        4 World Financial Center - 5th Floor
                                        New York, New York 10080
[MERRILL LYNCH LOGO]
                                        212-449-6500

                                          April 24, 2006


Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:  RAM Holdings Ltd.
     Common Shares
     Registration Statement No. 333-131763
     -------------------------------------

Gentlemen:

We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on April 26, 2006, or as soon thereafter as possible, pursuant to Rule 430A.

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as joint-lead managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.


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                                       -2-


In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated April 7, 2006.

       N.Y.S.E.                                             1
       Financial Services and Publications                 15
       N.A.S.D.                                             5
       Underwriters                                     4,100
       Dealers                                             42
       Individuals & Corporations                       1,086
       MLPF&S Inc. Branch Offices                       5,279
                                                        -----
                                                       10,528  Copies

        Very truly yours,

        BANC OF AMERICA SECURITIES LLC
        MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
        KEEFE, BRUYETTE & WOODS, INC.
        As Representatives

        BY:  MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

        By: /s/  Palma Mazzolla
            -------------------------
                   Palma Mazzolla
                Authorized Signatory